# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Madrigal Pharmaceuticals, Inc., CIK 0001157601
CUSIP: 558868105
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1001 CONSHOHOCKEN STATE ROAD, STE. 2-350, WEST CONSHOHOCKEN, Pennsylvania (PA), 19428
Date of event which requires filing of this statement: 11/06/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001104659-23-072412
Filed by CIK 0001263508
Persons authorized to receive notices and communications: Alexandra A. Toohey, CFO, 860 Washington Street, 3rd Floor, New York, New York (NY), 10014, 212-339-5690

## Reporting persons
- Baker Bros. Advisors LP (CIK 0001263508): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 2,330,144; shared voting power 0; sole dispositive power 2,330,144; shared dispositive power 0; aggregate amount beneficially owned 2,330,144 (9.99% of the class)
- Baker Bros. Advisors (GP) LLC (CIK 0001580575): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 2,330,144; shared voting power 0; sole dispositive power 2,330,144; shared dispositive power 0; aggregate amount beneficially owned 2,330,144 (9.99% of the class)
- Julian C. Baker (CIK 0001087939): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,330,144; shared voting power 0; sole dispositive power 2,330,144; shared dispositive power 0; aggregate amount beneficially owned 2,330,144 (9.99% of the class)
- Felix J. Baker (CIK 0001087940): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,330,144; shared voting power 0; sole dispositive power 2,330,144; shared dispositive power 0; aggregate amount beneficially owned 2,330,144 (9.99% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Madrigal Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 1001 CONSHOHOCKEN STATE ROAD, STE. 2-350, WEST CONSHOHOCKEN, Pennsylvania (PA), 19428
Comment:
This Amendment No. 5 to Schedule 13D amends and supplements the previously filed Schedule 13D filed by Baker Bros. Advisors LP (the "Adviser"), Baker Bros. Advisors (GP) LLC (the "Adviser GP"), Julian C. Baker and Felix J. Baker (collectively, the "Reporting Persons"). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. ("Life Sciences") and 667, L.P. ("667", and together with Life Sciences, the "Funds"), and their respective general partners, the Funds' respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds' investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure in Item 5 below is incorporated herein by reference.

The Reporting Persons may in the ordinary course of business hold securities in margin accounts maintained for the Funds with prime brokers, which extend margin credit as and when required, subject to applicable margin regulations, stock exchange rules and such firms' credit policies. Positions in securities may be pledged as collateral security for the repayment of debit balances in such accounts.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

This Amendment No. 5 is being filed to report the acquisition of common stock ("Common Stock") of Madrigal Pharmaceuticals, Inc. (the "Issuer") reported in Item 5(c) that resulted in a more than 1 percent change in beneficial ownership. The disclosure regarding the purchases in Item 5(c) below is incorporated herein by reference.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons' continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors of the Issuer (the "Board") and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer's management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, conversion of some or all of the Convertible Preferred (as defined in Item 5), exercise of some or all of the Prefunded Warrants (as defined in Item 5) subject to limitations described in Item 5, or otherwise) or to dispose of some or all of the securities of the Issuer under their control.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosures in the Reporting Persons' cover pages are incorporated by reference herein.

Item 5 of Schedule 13D is supplemented and amended, as the case may be, as follows:

Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 5 are incorporated herein by reference. The percentage of beneficial ownership for each of the Reporting Persons reported herein is based on 23,229,561 shares of Common Stock outstanding as of October 29, 2026 as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission ("SEC") on November 3, 2026 plus (i) 90,417 shares of Common Stock that may be acquired upon exercise of 90,417 Prefunded Warrants (as defined below), subject to the limitations on exercise of the Prefunded Warrants as described below and (ii) 4,790 vested non-qualified options exercisable for 4,790 shares of Common Stock ("Stock Options") received by Julian C. Baker, a managing member of the Adviser GP and Dr. Raymond Cheong, a full-time employee of the Adviser, as compensation for their service on the Board. Set forth in Exhibit 99.1 is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon conversion of Series A Convertible Preferred Stock (as defined below) and Series B Convertible Preferred Stock (as defined below), subject to the limitations on conversion described below, and shares of Common Stock that may be acquired upon exercise of the Prefunded Warrants (as defined below), subject to the limitations on exercise described below.
Number of shares as to which each person has sole or shared power to vote or dispose:
Items 7 through 10 of each of the cover pages of this Amendment No. 5 are incorporated herein by reference. The disclosure in Item 5(a) is incorporated herein by reference. The direct holdings of the Funds are detailed in Exhibit 99.1, which is incorporated herein by reference.

The Funds hold shares of the Issuer's Series A convertible preferred stock ("Series A Convertible Preferred Stock"), a common stock equivalent with no voting rights, that is convertible into shares of Common Stock on a 1-for-1 basis. However, the shares of Series A Convertible Preferred Stock are only convertible to the extent that after giving effect to such conversion the holders thereof and their affiliates and any persons who are members of a Section 13(d) group with the holders would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), no more than 4.99% of the outstanding Common Stock of the Issuer ("Series A Beneficial Ownership Limitation"). As a result of the Series A Beneficial Ownership Limitation, the number of shares of Common Stock that may be issued upon conversion of the shares of Series A Convertible Preferred Stock by the above holders may change depending upon changes in the outstanding shares of Common Stock. By notice to the Issuer, the Funds may increase or decrease the Series A Beneficial Ownership Limitation applicable to that Fund to any other percentage; provided that any such increase or decrease will not be effective until the 61st day after such notice is delivered to the Issuer. Due to such Series A Beneficial Ownership Limitation, the Funds cannot presently convert any shares of Series A Convertible Preferred Stock.

In addition, the Funds hold shares of the Issuer's Series B convertible preferred stock ("Series B Convertible Preferred Stock" and together with Series A Convertible Preferred Stock, the "Convertible Preferred"), a common stock equivalent with no voting rights, that is convertible into shares of Common Stock on a 1-for-1 basis. However, the shares of Series B Convertible Preferred Stock are only convertible to the extent that immediately prior to or after giving effect to such conversion the holders thereof and their affiliates and any persons who are members of a Section 13(d) group with the holders would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 4.99% of the outstanding Common Stock of the Issuer ("Series B Beneficial Ownership Limitation"). As a result of the Series B Beneficial Ownership Limitation, the number of shares of Common Stock that may be issued upon conversion of the shares of Series B Convertible Preferred Stock by the above holders may change depending upon changes in the outstanding shares of Common Stock. By notice to the Issuer, the Funds may increase or decrease the Series B Beneficial Ownership Limitation applicable to that Fund to any other percentage not in excess of 19.99%; provided that any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. Due to such Series B Beneficial Ownership Limitation, the Funds cannot presently convert any shares of Series B Convertible Preferred Stock.

In addition, the Funds hold shares of the Issuer's prefunded warrants to purchase Common Stock exercisable at any time on a 1-for-1 basis, with no expiration date, at an exercise price of $0.0001 per share into Common Stock, subject to the limitations discussed below ("Prefunded Warrants"). The Prefunded Warrants are only exercisable to the extent that after giving effect to such exercise the holders thereof, together with their affiliates and any members of a Section 13(d) group with such holders, would beneficially own, for purposes of Rule 13d-3 under the Exchange Act, no more than 9.99% of the outstanding shares of Common Stock (the "Maximum Percentage"). By written notice to the Issuer, the Funds may from time to time increase or decrease the Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the Prefunded Warrants by the above holders may change depending upon changes in the number of outstanding shares of Common Stock.

As compensation for their service on the Board, each of Julian C. Baker and Dr. Cheong holds 3,825 shares of Common Stock received from restricted stock units (each an "RSU") which vest solely into shares of Common Stock on a 1-for-1 basis. Each of Julian C. Baker and Dr. Cheong holds 454 unvested RSUs which vest on the earlier of June 17, 2027 or the date of the Issuer's annual meeting of stockholders to be held in 2027, subject to the applicable director's continuous service on the Board through such vesting date. The policies of the Funds and the Adviser do not permit managing members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for Julian C. Baker's and Dr. Cheong's service on the Board.

In conjunction with their service on the Board, Julian C. Baker and Dr. Cheong each hold 1,105 vested Stock Options at an exercise price of $280.04 per share that expire on June 25, 2031, 1,290 vested Stock Options at an exercise price of $285.73 per share that expire on June 20, 2035 and 766 Stock Options at an exercise price of $499.86 per share that vest on the earlier of June 17, 2027 or the date of the Issuer's annual meeting of stockholders to be held in 2027, subject to the applicable director's continuous service on the Board through such vesting date and expire on June 17, 2036. Julian C. Baker is Chairman of the Board and Dr. Cheong serves on the Compensation Committee, Nominating and Governance Committee and Science and Technology Committee of the Board.

The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options held by Julian C. Baker and Dr. Cheong disclosed herein and in previous amendments to this Schedule 13D.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.
Transactions in the class effected during the past sixty days: The transactions in Common Stock detailed in Exhibit 99.2 were effected by Life Sciences during the sixty days preceding the filing of this statement using its working capital. All transactions were effected in the over-the-counter market directly with a broker-dealer. Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds:
Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Holdings by the Funds in Securities of the Issuer

99.2 Item 5(c) Transactions in Common Stock

## Signatures
- Baker Bros. Advisors LP: /s/ Scott L. Lessing, Scott L. Lessing/ President By: Baker Bros. Advisors (GP) LLC, its general partner (11/06/2026)
- Baker Bros. Advisors (GP) LLC: /s/ Scott L. Lessing, Scott L. Lessing/ President (11/06/2026)
- Julian C. Baker: /s/ Julian C. Baker, Julian C. Baker (11/06/2026)
- Felix J. Baker: /s/ Felix J. Baker, Felix J. Baker (11/06/2026)